UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5

BOULDER BRANDS, INC.

(Name of Subject Company (Issuer))

SLOPE ACQUISITION INC.

a wholly owned subsidiary of

PINNACLE FOODS INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class Of Securities)

101405108

(CUSIP Number of Class of Securities)

M. Kelley Maggs, Esq.

Executive Vice President, Secretary and General Counsel

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Robert I. Townsend, III, Esq.

Jonathan L. Davis, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$789,124,226	$79,464.81

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $11.00 (i.e., the per share tender offer price) by (y) the sum of (a) 63,116,425, the number of shares of common stock issued and outstanding, plus (b) 8,317,141, the number of shares of common stock reserved for issuance upon the exercise and vesting of outstanding options, plus (c) 25,000, the number of shares of common stock reserved for issuance upon the exercise and vesting of outstanding stock appreciation rights, plus (d) 280,000, the number of shares of common stock reserved for issuance upon the vesting and settlement of restricted stock unit awards. The foregoing share figures have been provided by the issuer to the offerors and are as of December 7, 2015, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,464.81	Filing Party: Pinnacle Foods Inc. and Slope Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: December 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the offer of Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), to purchase all outstanding shares of common stock, par value $0.0001 per share (each a “Share”), of Boulder Brands, Inc., a Delaware corporation (“Boulder”), at a price of $11.00 per Share, net to the seller in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the last paragraph of the section entitled “Debt Financing” in Section 10 – “Source and Amount of Funds” of the Offer to Purchase with the following:

“On January 11, 2016, PFF and Pinnacle Foods Finance Corp. entered into an agreement which will result in the private placement of $350 million aggregate principal amount of 5.875% senior unsecured notes due 2024 (the “Notes”). The Notes will be issued at a price of 100% of the aggregate principal amount. The Notes will be guaranteed by Pinnacle and each subsidiary of PFF that guarantees its obligations under the Credit Agreement. Pinnacle expects to use the net proceeds from the private placement of the Notes, together with the proceeds of the incremental term loan and cash on hand, to finance the purchase of the Shares in the Offer, repay existing indebtedness of Boulder and pay fees and expenses incurred in connection with the foregoing transactions. The private placement of the Notes is expected to close on January 15, 2016. The closing is subject to the consummation of the Merger and other customary closing conditions, and there can be no assurance that the issuance and sale of the Notes will be consummated. The amount of the commitments under the Debt Commitment Letter will be reduced by the gross proceeds of the Notes. There is no financing condition to the Offer.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(5)(F)	Summary Section Excerpt from Private Preliminary Offering Memorandum, originally filed as Exhibit 99.1 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2016, which is incorporated by reference herein.

(a)(5)(G)	Pro Forma Financial Information Excerpt from Private Preliminary Offering Memorandum, originally filed as Exhibit 99.2 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2016, which is incorporated by reference herein.

(a)(5)(H)	Press Release issued by Pinnacle on January 11, 2016, originally filed as Exhibit 99.1 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2016, which is incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2016

SLOPE ACQUISITION INC.

By:	/s/ M. Kelley Maggs
Name:	M. Kelley Maggs
Title:	Vice President and Secretary

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck
Name:	Craig Steeneck
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

(a)(5)(F)	Summary Section Excerpt from Private Preliminary Offering Memorandum, originally filed as Exhibit 99.1 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2016, which is incorporated by reference herein.

(a)(5)(G)	Pro Forma Financial Information Excerpt from Private Preliminary Offering Memorandum, originally filed as Exhibit 99.2 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2016, which is incorporated by reference herein.

(a)(5)(H)	Press Release issued by Pinnacle on January 11, 2016, originally filed as Exhibit 99.1 to Pinnacle’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2016, which is incorporated by reference herein.